Exhibit 10.22

[Company Letterhead]

September 17, 2018

Dear David:

We are pleased to extend you an offer of employment with Cactus Wellhead, LLC.

Your position will be Vice President of Administration and General Counsel, based in Houston, TX, reporting to me. Your tentative start date will be September 24, 2018. You will be paid a bi-weekly base salary of $10,576.92, or $275,000.00 per year. As this position is considered "exempt" for federal wage-hour purposes, you will not be eligible for overtime pay for hours worked in excess of 40 in a given workweek.

As a full-time employee with Cactus Wellhead, you are eligible for the following:

•    Comprehensive benefits package including medical, dental, vision effective the 1st of the month following 30 days of employment. Disability, voluntary ancillary benefits, and 401(k) retirement programs (please see attached) are also offered.

•    20 Paid Time Off (PTO) days per calendar year, prorated, which includes vacation and sick time.

•    Cell phone allowance, as per company policy.

•    Participation in our Incentive Program (IP). This plan provides for annual bonus payments based on achieving the financial and operational goals of the Company and weighs your personal contributions to the Company as well. In your position, you are eligible for the Company incentive plan. Payment of this plan is based on the objectives that are set by the Company.

•    Your initial target participation level in the Incentive Program would be at a 34% level, with inclusion in the Tier 1 participant pool, which currently incorporates the highest stretch bonus component in the plan.

•    With Board approval, you will participate in our long-term incentive program, which is generally equivalent in value to your annual non-stretch cash bonus target percentage of 34% with three-year vesting terms starting in 2019 (vesting equally in one third installments per year).

•    A one-time restricted stock unit award of $300,000 with three-year vesting terms that will be granted at the closing stock price 30 days after your start date (vesting equally in one third installments per year).

Your employment with the company is contingent upon the successful completion of a background investigation and a drug and alcohol screen. Additionally, this offer is contingent upon satisfactory review of any covenants related to non-compete agreements that may be currently in force with your current or previous employers. Once satisfactory results are received, we will contact you to confirm your start date.

Employment with Cactus Wellhead, LLC is considered "at will", meaning that either you or the company may terminate the relationship at any time for any reason, with or without cause or notice. Notwithstanding the aforementioned, a one-year severance payment will be provided should the Company terminate you without Cause. Nothing in this letter is intended or should be construed as a contract, express or implied. This letter supersedes any prior representation or agreement, whether written or oral. This employment letter may not be modified or amended except by a written agreement.

We hope you will find working with Cactus Wellhead, LLC to be a rewarding experience.

Sincerely,

Scott Bender

Please confirm your acceptance of t is offer by signing below and returning the signed copy by email to Recruiting@CactusWellhead.com.   This offer is void if your response is not received within seven (7) days. Should you have any questions, please do not hesitate to contact [Omitted] at [Omitted].

Signature	/s/ David Isaac	Date:	9/17/18